                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 8)

                              ANGELES PARTNERS XIV
--------------------------------------------------------------------------------
                                (Name of Issuer)

                            LIMITED PARTNERSHIP UNITS
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                      NONE
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               MR. PATRICK J. FOYE
                            EXECUTIVE VICE PRESIDENT
                   APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                           COLORADO CENTER, TOWER TWO
                   2000 SOUTH COLORADO BOULEVARD, SUITE 2-1000
                             DENVER, COLORADO 80222
                            TELEPHONE: (303) 757-8081

                                 with a copy to:
                                GREGORY M. CHAIT
                                  ROBERT BARKER
                     POWELL, GOLDSTEIN, FRAZER & MURPHY LLP
                     191 PEACHTREE STREET, N.E., SUITE 1600
                             ATLANTA, GEORGIA 30303
                            TELEPHONE: (404) 572-6600
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                DECEMBER 13, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

                         (Continued on following pages)

                              (Page 1 of 10 Pages)

-------------------------                                    ------------------
CUSIP NO.  NOT APPLICABLE             13D                    PAGE 2 OF 10 PAGES
-------------------------                                    ------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS: AIMCO PROPERTIES, L.P.

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): 84-1275721
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]

                                                                     (b) [X]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
         WC, BK
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                              [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE
--------------------------------------------------------------------------------
        NUMBER OF              7     SOLE VOTING POWER
          SHARES
       BENEFICIALLY         ----------------------------------------------------
         OWNED BY              8     SHARED VOTING POWER
      EACH REPORTING                          10,099 UNITS
        PERSON WITH         ----------------------------------------------------
                               9     SOLE DISPOSITIVE POWER

                            ----------------------------------------------------
                              10     SHARED DISPOSITIVE POWER
                                              10,099 UNITS
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         10,099 UNITS
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                         [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         23.26%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------

-------------------------                                    ------------------
CUSIP NO.  NOT APPLICABLE             13D                    PAGE 3 OF 10 PAGES
-------------------------                                    ------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS: AIMCO-GP, INC.

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]

                                                                     (b) [X]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
         NOT APPLICABLE
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                              [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE
--------------------------------------------------------------------------------
         NUMBER OF             7     SOLE VOTING POWER
          SHARES
       BENEFICIALLY         ----------------------------------------------------
         OWNED BY              8     SHARED VOTING POWER
      EACH REPORTING                          10,099 UNITS
        PERSON WITH         ----------------------------------------------------
                               9     SOLE DISPOSITIVE POWER

                            ----------------------------------------------------
                              10     SHARED DISPOSITIVE POWER
                                              10,099 UNITS
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         10,099 UNITS
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                         [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         23.26%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
         CO
--------------------------------------------------------------------------------

-------------------------                                    ------------------
CUSIP NO.  NOT APPLICABLE             13D                    PAGE 4 OF 10 PAGES
-------------------------                                    ------------------


--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS: APARTMENT INVESTMENT AND MANAGEMENT COMPANY

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): 84-1259577

--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]

                                                                     (b) [X]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
         NOT APPLICABLE
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                              [ ]
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE
--------------------------------------------------------------------------------
         NUMBER OF             7     SOLE VOTING POWER
          SHARES
       BENEFICIALLY         ----------------------------------------------------
         OWNED BY              8     SHARED VOTING POWER
      EACH REPORTING                          10,099 UNITS
        PERSON WITH         ----------------------------------------------------
                               9     SOLE DISPOSITIVE POWER

                            ----------------------------------------------------
                              10     SHARED DISPOSITIVE POWER
                                              10,099 UNITS
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         10,099 UNITS
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                         [ ]
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         23.26%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
         CO
--------------------------------------------------------------------------------

-------------------------                                    ------------------
CUSIP NO.  NOT APPLICABLE             13D                    PAGE 5 OF 10 PAGES
-------------------------                                    ------------------

Item 1. Security and Issuer

         The name of the issuer is Angeles Partners XIV, a California limited partnership (the "Partnership"), the address of its principal executive offices is 55 Beattie Place, Greenville, South Carolina 29602, and its telephone number is (864) 239-1000. The title of the class of equity securities to which this statement relates are the units of limited partnership interest of the Partnership (the "Units").

         This Amendment No. 8 (this "Amendment") amends Items 1, 2, 3, 4, 5 and 7 of the Statement on Schedule 13D filed previously by AIMCO Properties, L.P. or certain of its affiliates.

Item 2. Identity and Background

         (a) - (c), (f): This Amendment is being filed on behalf of each of the following persons (collectively "Reporting Persons"):

                  (1) AIMCO Properties, L.P., a Delaware limited partnership ("AIMCO Properties"), with principal office at Colorado Center, Tower Two, 2000 South Colorado Boulevard, Suite 2-1000, Denver, Colorado 80222. Its principal business concerns owning and operating multi-family residential properties.

                  (2) AIMCO-GP, Inc., a Delaware corporation ("AIMCO-GP"), with principal office at Colorado Center, Tower Two, 2000 South Colorado Boulevard, Suite 2-1000, Denver, Colorado 80222. Its principal business is to act as the sole general partner of AIMCO Properties and AIMCO.

                  (3) Apartment Investment and Management Company, a Maryland corporation ("AIMCO"), with principal office at Colorado Center, Tower Two, 2000 South Colorado Boulevard, Suite 2-1000, Denver, Colorado 80222. Its principal business involves owning and managing multi-family residential properties.

         (d) - (e): During the past five years, no Reporting Person nor, to the best knowledge of the Reporting Persons, any other Officer, Director, or General Partner thereof has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him or it being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

-------------------------                                    ------------------
CUSIP NO.  NOT APPLICABLE             13D                    PAGE 6 OF 10 PAGES
-------------------------                                    ------------------

Item 3. Source or Amount of Funds Other Consideration

         The Partnership is the maker of two unsecured Promissory Notes, dated as of December 16, 1985 and September 9, 1986, in the original principal amounts of $5,000,000 and $1,814,177, respectively (the "Notes").

         On or about December 11, 1998, the successor in interest to the original holders of the Notes (the "Noteholder") obtained a judgment against the Partnership (the "Judgment") from the Circuit Court of Madison County, Alabama, under Case No. CV-98-1748-JPS. The Noteholder also filed a proceeding against the Partnership in the Superior Court for the State of California, County of Los Angeles, Case No. BS067212 to, among other things, domesticate the Judgment in California (the "California Proceeding").

         The Noteholder agreed, among other things, to forbear the exercise of remedies under the Judgment pursuant to a Forbearance Agreement, effective as of June 1, 2001, as amended to date (the "Forbearance Agreement"), between the Noteholder, the Partnership, and another partnership, which was also in debt to the Noteholder and was affiliated with the General Partner of your Partnership (the "General Partner") and AIMCO Properties, if the Partnership agreed, among other things, to market the apartment complex (the "Waterford Square Property") owned by Waterford Square Apartments, a general partnership in which the Partnership owns a 99% interest (the "Local Partnership") during the forbearance period, to list the Waterford Square Property with a recognized real estate broker on or before June 30, 2001, and to deliver a release to the Noteholder upon the sale of the Waterford Square Property. The Noteholder had agreed that upon the sale of the Waterford Square Property, in full satisfaction of the Notes it would accept 68.75% of the distributable proceeds after the payment of reasonable closing costs and the repayment of the AMIT Debt (as defined herein). The Partnership listed the Waterford Square Property as required by the Forbearance Agreement and on two occasions entered into negotiations to sell the Waterford Square Property to unaffiliated third parties. The Forbearance Agreement was amended on more than one occasion to extend the duration of the Forbearance Agreement to provide additional time for the Partnership to sell the Waterford Square Property. But the Forbearance Agreement expired on July 31, 2002, before the Waterford Square Property could be sold. The negotiations for the sale of the Waterford Square Property have been terminated. Other negotiations are now pending.

         Because the forbearance period expired before the Waterford Square Property was sold, the Noteholder was free to exercise remedies against the Partnership. If the Noteholder had successfully exercised certain of its remedies under the Judgment, subject to the rights of the Partnership's secured creditors, the Partnership could have lost all of its assets including, without limitation, its entire investment in the Local Partnership, the Fox Crest Apartments apartment complex (the "Fox Crest Property") or both. (The Fox Crest Property, a 245-unit apartment complex located in Waukegan, Illinois, is also owned by the Partnership through an Illinois land trust (the "Trust").) Moreover, the Partnership would have remained liable to the Noteholder to the extent the amount owed under the Judgment exceeded the value realized by the execution on the Partnership's assets. On August 25, 2002, AIMCO Properties purchased from the Noteholder all rights the Noteholder had in the Judgment and any other obligation of the Partnership evidenced by the Notes.

-------------------------                                    ------------------
CUSIP NO.  NOT APPLICABLE             13D                    PAGE 7 OF 10 PAGES
-------------------------                                    ------------------

         In addition to the indebtedness evidenced by the Judgment, the Partnership is obligated under three promissory notes to repay indebtedness owed by it to Angeles Mortgage Investment Trust, an affiliate of AIMCO Properties. Two of the notes, representing principal and interest of approximately $2,800,000 as of September 30, 2002, are secured by the Partnership's interest in the Local Partnership. The two notes originally matured in March 1998, which through negotiations by the General Partner were extended. The Partnership is currently in default with respect to these notes. The remaining note (together with the two other notes, the "AMIT Debt"), with a principal balance of approximately $4,765,000, matures in March 2003. Accrued interest on this note is approximately $5,161,000 as of September 30, 2002. This note is secured by the Partnership's interest in the Trust.

         The Partnership also is indebted to the General Partner and certain of its affiliates for reimbursements of certain administrative expenses and advances made to the Partnership, including interest thereon, representing principal and interest of $2,486,000 as of September 30, 2002 (the "GP Debt").

Item 4. Purpose of Transaction

         As described in Item 3, the Judgment has been rendered against the Partnership, and AIMCO Properties has acquired all rights under the Judgment. AIMCO Properties currently intends to commence foreclosure proceedings against the Fox Crest Property and is currently exploring all other available legal rights and remedies in order to obtain repayment of the full amount due under the Judgment. Such other remedies may include foreclosure of the Partnership's interest in the Local Partnership, which owns the only remaining property of the Partnership or causing the sale of that property. On December 13, 2002, AIMCO Properties caused the Judgment to be registered in Illinois in a manner that will permit it to exercise its remedies against the Partnership's interest in the Trust. The Fox Crest Property is expected to be offered at public auction (the "Foreclosure Auction") pursuant to the judgment and enforcement provisions of the Illinois Code of Civil Procedure in the near future, and AIMCO Properties or any of its affiliates may bid at the Foreclosure Auction. If the amount received from the sale of the Fox Crest Property is insufficient to repay the full amounts due under the Judgment, AIMCO Properties has notified the General Partner that it may exercise similar remedies against the Partnership's interest in the Local Partnership.

         In addition, each of the Reporting Persons will continue to assess its position relative to the Partnership and the GP Debt. Depending on market conditions and other factors, and subject to contractual agreements with the Partnership to which it is a party, any of the Reporting Persons may formulate plans or proposals to consider taking one or more of the following actions:

         (a) Exercising rights as a lender under the Notes, the AMIT Debt, the GP Debt

         (b) Taking legal actions in connection with the collection of the indebtedness due it or one of its affiliates, which may result in the Partnership having to sell the Waterford Square Property, the interests in the Local Partnership, the Fox Crest Property, the interests in the Trust or any other assets of the Partnership;

-------------------------                                    ------------------
CUSIP NO.  NOT APPLICABLE             13D                    PAGE 8 OF 10 PAGES
-------------------------                                    ------------------

         (c) Commencing discussions with the General Partner concerning the transfer of the interests in the Local Partnership, interests in the Trust, or both in exchange for the forgiveness of the indebtedness evidenced by the Notes, the AMIT Debt or the GP Debt and to effect such exchanges;

         (d) Acquiring Units or other debt or equity securities of the Partnership or its subsidiaries in the open market, in private transactions or otherwise;

         (e) Disposing of all or any portion of the Units or other securities each currently have or may hereafter acquire;

         (f) Seeking to engage, by itself or with one or more additional parties in one or more extraordinary transactions, such as a merger, reorganization or liquidation, involving the Partnership or the Local Partnership, or the sale or transfer of a material amount of the assets of the Partnership or the Local Partnership;

         (g) Seeking to effect a change in the allocation of Partnership assets in order to secure repayment, to the extent possible, of the Notes, the AMIT Debt or the GP Debt

         (h) Undertaking other similar action that it may deem to be appropriate in the circumstance, including any action that might result in any of the actions referred to in clauses (a) through (j) of Item 4 of Schedule 13D with respect to the Trust or the Local Partnership.

Item 5. Interest in Securities of the Issuer

         (a) - (b) The information in lines 7 through 11 and 13 of each Reporting Person's cover page is incorporated herein by reference.

         (c)      Not applicable.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Units beneficially owned by the reporting persons.

         (e)      Not applicable.

Item 7. Material to be Filed as Exhibits.

         Exhibit 99.1      Agreement of Joint Filing, dated December 17, 2002.

         Exhibit 99.2 Assignment Agreement, dated August 23, 2002, between Saticoy Investments Company, LLC and AIMCO Properties, L.P.

         Exhibit 99.3 Second Amended and Restated Secured Promissory Note, dated as of April 1, 1996, made by Angeles Partners XIV to Angeles Mortgage Investment Trust.

-------------------------                                    ------------------
CUSIP NO.  NOT APPLICABLE             13D                    PAGE 9 OF 10 PAGES
-------------------------                                    ------------------

         Exhibit 99.4 Collateral Assignment of Beneficial Interest in Land Trust and Security Agreement, dated as of April 1, 1996, between Angeles XIV and Angeles Mortgage Investment Trust.

         Exhibit 99.5 Amended and Restated Secured Promissory Note (Glenwood), dated as of June 1, 1996, made by Angeles Partners XIV to Angeles Mortgage Investment Trust.

         Exhibit 99.6 Amended and Restated Secured Promissory Note (Waterford), dated as of June 1, 1996, made by Angeles Partners XIV to Angeles Mortgage Investment Trust.

         Exhibit 99.7 Security Agreement and Assignment, dated June 1, 1996, between Angeles Partners XIV and Angeles Mortgage Investment Trust.

         Exhibit 99.8 Amendment to Amended and Restated Secured Promissory Note, dated as of July 13, 1998, made by Angeles Partners XIV to Angeles Mortgage Investment Trust.

         Exhibit 99.9 Certificate of Judgment, dated December 9, 2002, in the case styled Angeles Acceptance Pool, L.P. v. Angeles Partners XIV, Case No. CV-98-1748-JPS, in the Circuit Court of Madison County, Alabama.

-------------------------                                   -------------------
CUSIP NO.  NOT APPLICABLE             13D                   PAGE 10 OF 10 PAGES
-------------------------                                   -------------------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated December 17, 2002
                                     AIMCO PROPERTIES, L.P.

                                     By: AIMCO-GP, INC.
                                         (General Partner)

                                     AIMCO-GP, INC.

                                     APARTMENT INVESTMENT AND
                                     MANAGEMENT COMPANY


                                     By:       /s/ Patrick J. Foye
                                         --------------------------------------
                                         Executive Vice President
                                         of each of the foregoing entities

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER                          DESCRIPTION
------                          -----------
 99.1        Agreement of Joint Filing, dated December 17, 2002.

 99.2        Assignment Agreement, dated August 23, 2002, between Saticoy
             Investments Company, LLC and AIMCO Properties, L.P.

 99.3        Second Amended and Restated Secured Promissory Note, dated as of
             April 1, 1996, made by Angeles Partners XIV to Angeles Mortgage
             Investment Trust.

 99.4        Collateral Assignment of Beneficial Interest in Land Trust and
             Security Agreement, dated as of April 1, 1996, between Angeles XIV and Angeles Mortgage Investment Trust.

 99.5 Amended and Restated Secured Promissory Note (Glenwood), dated as of June 1, 1996, made by Angeles Partners XIV to Angeles Mortgage
             Investment Trust.

 99.6 Amended and Restated Secured Promissory Note (Waterford), dated as of June 1, 1996, made by Angeles Partners XIV to Angeles Mortgage
             Investment Trust.

 99.7        Security Agreement and Assignment, dated June 1, 1996, between
             Angeles Partners XIV and Angeles Mortgage Investment Trust.

 99.8 Amendment to Amended and Restated Secured Promissory Note, dated as of July 13, 1998, made by Angeles Partners XIV to Angeles Mortgage
             Investment Trust.

99.9         Certificate of Judgment, dated December 9, 2002, in the case styled
             Angeles Acceptance Pool, L.P. v. Angeles Partners XIV, Case No.
             CV-98-1748-JPS, in the Circuit Court of Madison County, Alabama.